PB 3/16



07004685

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III



| SEC FILE NUMBER |
|---|
| 8- 53312 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hedge Fund Capital Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue, 14th Floor
(No. and Street)

New York, (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Jahre (646)747-5227
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
(Name – *if individual, state last, first, middle name*)

517 Route One South, Ste. 1002, Iselin, NJ 08830
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/17

## OATH OR AFFIRMATION

I, Howard Jahre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hedge Fund Capital Partners, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HEDGE FUND CAPITAL PARTNERS, LLC

# FINANCIAL STATEMENTS

# DECEMBER 31, 2006

HEDGE FUND CAPITAL PARTNERS, LLC

DECEMBER 31, 2006

## TABLE OF CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
acs@acsaccounting.com

211 East 43rd Street
21st Floor
New York, NY 10017
212.867.1319

# INDEPENDENT AUDITORS' REPORT

To the Members of
**Hedge Fund Capital Partners, LLC**

We have audited the accompanying statement of financial condition of **Hedge Fund Capital Partners, LLC** (the "Company"), as at December 31, 2006, and the related statements of operations, changes in members' equity and cash flows for the year ended December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting, accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Hedge Fund Capital Partners, LLC** as of December 31, 2006 and the results of its operations and its cash flows for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
January 31, 2007

HEDGE FUND CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 33,983 | |
| Receivable from clearing broker | 44,014 | |
| Deposit with clearing broker | 29,999 | |
| Prepaid expenses and other assets | 71,447 | |
| Equipment and software at cost, less accumulated depreciation and amortization of $25,413 | 60,282 | |
| Total assets | | $239,725 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Liabilities: | | |
| Accounts payable, accrued expenses and other liabilities | | $ 80,963 |
| Members' equity | | 158,762 |
| Total liabilities and members' equity | | $239,725 |

The accompanying notes are an integral part of these financial statements.

# HEDGE FUND CAPITAL PARTNERS, LLC

## STATEMENT OF OPERATIONS

## YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| **Revenues:** | | |
| Commission income | $ 960,227 | |
| Capital raising income | 692,035 | |
| Other income | 76,195 | |
| Total revenue | | $1,728,457 |
| **Expenses:** | | |
| Capital raising expenses | 614,603 | |
| Compensation, payroll taxes and benefits | 500,708 | |
| Commissions | 364,321 | |
| Allocation charges | 138,039 | |
| Travel and entertainment | 116,358 | |
| Clearance costs | 100,672 | |
| Consulting fees | 79,666 | |
| Office | 74,139 | |
| Registration and regulatory fees | 51,789 | |
| Research | 51,411 | |
| Databases | 40,613 | |
| Communications | 37,272 | |
| Professional fees | 34,954 | |
| Insurance | 16,660 | |
| Postage | 13,962 | |
| Depreciation and amortization | 10,028 | |
| Miscellaneous | 10,245 | |
| Advertising | 8,997 | |
| Brokers listings | 4,262 | |
| Continuing education | 3,675 | |
| Memberships | 3,563 | |
| Payroll processing fee | 2,038 | |
| Total expenses | | 2,277,975 |
| Net loss | | $ (549,518) |

The accompanying notes are an integral part of these financial statements.

# HEDGE FUND CAPITAL PARTNERS, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

## YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| Balance, January 1, 2006 | $108,874 |
| Contributions | 619,406 |
| Net loss | (549,518) |
| Distributions | (20,000) |
| Balance, December 31, 2006 | $158,762 |

The accompanying notes are an integral part of these financial statements.

**HEDGE FUND CAPITAL PARTNERS, LLC**

**STATEMENT OF CASH FLOWS**

**YEAR ENDED DECEMBER 31, 2006**

| | | |
|---|---|---|
| OPERATING ACTIVITIES: | | |
| Net loss | | $(549,518) |
| Adjustments to reconcile net income to net cash provided by operations: | | |
| Depreciation and amortization | $ 10,028 | |
| Commissions | 74,406 | |
| Changes in asset and liability account balances: | | |
| Due from clearing broker | 109,848 | |
| Deposits with clearing broker | 20,660 | |
| Prepaid expenses and other assets | (33,195) | |
| Accounts payable, accrued expenses and other liabilities | (94,690) | |
| Total adjustments | | 87,057 |
| Net cash used in operating activities | | (462,461) |
| INVESTING ACTIVITIES: | | |
| Purchase of equipment and software | (70,310) | |
| Net cash used in investing activities | | (70,310) |
| FINANCING ACTIVITIES: | | |
| Contributions | 545,000 | |
| Distributions | (20,000) | |
| Net cash provided by financing activities | | 525,000 |
| Net decrease in cash | | (7,771) |
| Cash, January 1, 2006 | | 41,754 |
| Cash, December 31, 2006 | | $ 33,983 |

Supplementary disclosure of cash flow information:
During the year ended December 31, 2006, members' contribution included $74,406 in exchange for commission fees

The accompanying notes are an integral part of these financial statements.

## HEDGE FUND CAPITAL PARTNERS, LLC

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2006

### 1. Organization

Hedge Fund Capital Partners, LLC (the "Company") commenced operations on May 20, 2005 and is registered with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD") on November 11, 2005. The Company's broker-dealer business consists of commission transactions and capital raising.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

### 2. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally in the United States of America.

b) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

c) Income Taxes

The Company is not subject to federal income tax. The Company files an annual partnership information return with the Internal Revenue Service that reports the results of operations. Individual members will report their distributive share of the Fund's taxable income or loss on their tax return.

d) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

## 2. Summary of Significant Accounting Policies (Continued)

e) Depreciation and Amortization

Equipment and software are stated at cost. Depreciation is computed primarily using the straight line method over the estimated useful lives of the related assets.

## 3. Due from Clearing Broker

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2006, the receivable from the clearing broker, as reflected on the statement of financial condition consisted substantially of cash due from this clearing broker.

## 4. Allocation Charges

In connection with the Company's agreement with its clearing broker, the clearing broker is entitled to a certain portion of the Company's net profits from its securities transactions. For the year ended December 31, 2006 such amount aggregated $138,039.

## 5. Equipment and Software, Net

Equipment and software consist of the following:

| | |
|---|---|
| Website | $ 7,000 |
| Furniture and fixtures | 35,932 |
| Computers | 42,763 |
| | 85,695 |
| Less: Accumulated depreciation | (25,413) |
| | $60,282 |

Depreciation and amortization expense for the year ended December 31, 2006 was $10,028.

## 6. Net Capital Requirement

The Company is a member of NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $27,033, which was $21,636 in excess of its required net capital of $5,397. The Company's net capital ratio was 2.99 to 1.

## 7. Off-Balance Sheet Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) of failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

## 8. Contingency

The Company is subject to an ongoing inquiry by the NASD. In connection with such inquiry, the Company is cooperating with the NASD and complying with NASD requests for information and documents. The Company has retained counsel to represent its interests.

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
acs@acsaccounting.com

211 East 43rd Street
21st Floor
New York, NY 10017
212.867.1319

**INDEPENDENT AUDITORS' REPORT**
**ON SUPPLEMENTAL INFORMATION**
**REQUIRED BY 17a-5**
**OF THE SECURITIES AND EXCHANGE COMMISSION**

To the Members
**Hedge Fund Capital Partners, LLC**
New York, New York

Our report on our audit of the basic financial statements of **Hedge Fund Capital Partners, LLC,** for the year ended December 31, 2006 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
January 31, 2007

# HEDGE FUND CAPITAL PARTNERS, LLC

## SUPPLEMENTARY INFORMATION

## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2006

| | |
|---|---|
| Total members' equity | $158,762 |
| Deduct non-allowable assets: | |
| Equipment and software, net | 60,282 |
| Prepaid expenses and other assets | 71,447 |
| Total | 131,729 |
| Net capital | $ 27,033 |
| Aggregate indebtedness: | |
| Accounts payable, accrued expenses and other liabilities | $ 80,963 |
| Computation of basic net capital requirement: | |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital) | $ 5,397 |
| Excess net capital | $ 21,636 |
| Percentage of aggregate indebtedness to net capital | 299% |

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form XC-17-a-5, Part IIA filling as of December 31, 2006.

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
acs@acsaccounting.com

211 East 43rd Street
21st Floor
New York, NY 10017
212.867.1319

## SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
**Hedge Fund Capital Partners, LLC**
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of **Hedge Fund Capital Partners, LLC** (the "Company"), for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
January 31, 2007



END